SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA XD PLASTICS COMPANY LIMITED
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

16948F107
(CUSIP Number)

XD. Engineering Plastics Company Limited Jie HAN No. 9 Dalian North Road, Haping Road Centralized Industrial Park, Harbin Development Zone, Heilongjiang Province, P. R. China 150060 (86) 451-8434-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16948F107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): XD. Engineering Plastics Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,382,598
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,382,598
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,382,598*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.2% of Common Stock and 100% of Series B Preferred Stock***
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*
25,382,598 shares consist of (a) 24,382,598 shares of common stock, par value $0.0001 per share ("Common Stock") and (b) 1,000,000 shares of Series B Preferred Stock of par value $0.0001 each ("Series B Preferred Stock").

**	Excludes 16,000,000 shares of Series D Preferred Stock beneficially owned by MSPEA Modified Plastics Holding Limited.
***
Based on 49,556,541 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited's recently filed Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2016.

CUSIP No.	16948F107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): JIE HAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,127,533
	8.	SHARED VOTING POWER 25,382,598
	9.	SOLE DISPOSITIVE POWER 8,127,533
	10.	SHARED DISPOSITIVE POWER 25,382,598
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 33,510,131*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.6% of Common Stock and 100% of Series B Preferred Stock ***
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*
33,510,131 shares consist of (a) 8,127,533 shares of Common Stock directly owned by Jie HAN and (b) 24,382,598 shares of Common Stock and 1,000,000 shares of Series B Preferred Stock beneficially owned by Jie HAN through his 100% ownership of XD. Engineering Plastics Company Limited.

**	Excludes 16,000,000 shares of Series D Preferred Stock beneficially owned by MSPEA Modified Plastics Holding Limited.
***
Based on 49,556,541 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited's recently filed Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2016.

INTRODUCTORY NOTES

This amendment No. 3 (this "Amendment No. 3") is filed jointly by XD. Engineering Plastics Company Limited  ("XD Engineering") and Mr. JIE HAN ("Mr. Han", together with XD Engineering, the "Reporting Persons", and each a "Reporting Person"), with respect to China XD Plastics Company Limited (the "Company" or "Issuer").

This Amendment No. 3 amends and supplements the Schedule 13D filed on January 16, 2009, as previously amended and supplemented by Amendment No. 1 filed on July 5, 2011 and Amendment No. 2 filed on September 29, 2011 by the Reporting Persons. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 3.	SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Consortium (as defined in Item 4 below) anticipates that, at the price per share of the Company's Common Stock set forth in the Proposal (as described in Item 4 below), approximately US$91 million will be required for the Proposed Transaction.

It is anticipated that the funding for the Proposed Transaction will be provided by a combination of debt and equity capital. Equity financing is expected to be provided by the Consortium in the form of rollover equity in the Company and cash contributions from third party sponsors. Debt financing is expected to be provided by loans from third party financial institutions.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 16, 2017, Mr. Han, XD Engineering and MSPEA Modified Plastics Holding Limited, an affiliate of Morgan Stanley Private Equity Asia III, Inc. ("MSPEA") formed a consortium (the "Consortium") by entering into a consortium agreement (the "Consortium Agreement"), a copy of which is attached hereto as Exhibit 7.01. Under the Consortium Agreement, the Consortium agreed, among other things, (i) to jointly deliver a preliminary, non-binding proposal (the "Proposal") to the Company's board of directors (the"Board") for the acquisition of all of the outstanding shares of Common Stock of the Company not already owned by the Consortium at US$5.21 per share in cash (the "Proposed Transaction"), (ii) to deal exclusively with each other with respect to the Proposed Transaction for a maximum of six months after the date thereof, (iii) to conduct a joint assessment of the Company as promptly as reasonably, and (iv) to use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Issuer's approval, to enter into the definitive agreements in respect of the Proposed Transaction.

On February 16, 2017, the Consortium submitted the Proposal to the Board, a copy of which is attached hereto as Exhibit 7.02. In the Proposal, the Consortium proposed to acquire all of the outstanding shares of Common Stock of the Company not already owned by the Consortium at US$5.21 per share in cash. The Consortium also stated in the Proposal that it is interested only in the Proposed Transaction, and that it does not intend to sell its shares in the Company to any other party. The Consortium intended to finance the transactions contemplated under the Proposal through a combination of debt and equity capital.  The Consortium expects that the Board will appoint a special committee of independent directors to consider the Proposal and make a recommendation to the Board.  The Consortium will not move forward with the Proposed Transaction unless it is approved by such a special committee, and the Proposed Transaction will be subject to a non-waivable condition requiring approval by majority shareholder vote of shareholders other than the Consortium members.

The Consortium indicated in the Proposal that it is prepared to negotiate and finalize the terms of the Proposed Transaction in definitive transaction documents, which will provide for covenants and conditions typical and appropriate for transactions of this type.  The Proposal also provided that no binding obligation on the part of the Company or the Consortium shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

If the Proposed Transaction is completed, the Company's Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Market.

References to the Consortium Agreement and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibit 7.01 and Exhibit 7.02 and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in Item 4 of Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to supplement the following:

The descriptions of the principal terms of the Consortium Agreement and the Proposal under Item 4 are incorporated herein by reference in their entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Consortium Agreement by and among Mr. Han, XD Engineering and MSPEA, dated as of February 16, 2017.

Exhibit 7.02
Proposal letter from the Consortium to the Board, dated as of February 16, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the SEC on February 17, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 17, 2017

XD. Engineering Plastics Company Limited

By:	/s/ Jie HAN
Name:	Jie HAN
Title:	Authorized Signatory

Jie HAN

/s/ Jie HAN
Jie HAN